

June 18, 2013

Via E-mail
R. Stanton Dodge, Esq.
General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112

> **Re:** **Clearwire Corporation**
> **Amendment No. 3 to Schedule TO-T**
> **Filed on June 17, 2013 by DISH Network Corporation**
> **File No. 005-84306**

Dear Mr. Dodge:

We have reviewed your filing and have the following comments.

<u>What are the most significant conditions to the Offer?, page 8</u>

1. We note your response to prior comment 5 regarding the applicability of Rule 14e-5 to the exchangeable notes. While we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

2. We note your response to prior comment 6 and reissue the comment. Through the tender offer commenced on May 30, 2013, you can be viewed as arranging to purchase Clearwire common stock outside the second tender offer which you appear to have already announced. Please provide a detailed legal analysis, citing all authority upon which you rely, as to how you determined that this is consistent with Rule 14e-5.

3. Given that you have announced and commenced a tender offer on May 30, 2013, please provide a detailed legal analysis, citing all authority upon which you rely, as to how you determined that you have not arranged to purchase securities outside that tender offer by means of announcing a later, second tender offer.

<u>Upon the successful consummation of the Offer, will Shares continue to be publicly traded?, page 11</u>

4. We note your response to prior comment 7. You have revised your disclosure to state that the Class A common stock will continue to be publicly traded following the offer

unless substantially all of the shares other than the shares held by holders of more than 93% of the shares are tendered. Given that the stock will not be publicly traded if as little as 7% of the shares are tendered, disclosure regarding the high likelihood of the shares not being listed following the offer would appear to be appropriate. Please advise.

Conditions to the Offer, page 45

5.   We note your response to prior comment 17 and reissue the comment. The question of legal validity appears to be a subjective determination, which neither party to the agreements, nor an unrelated third party, would be in a position to determine at expiration of the offer. Please revise your tender offer so that it is subject only to conditions that are not only objectively determinable at the time of expiration, but also outside the control of the offeror. See SEC Release No. 34-43069 (July 24, 2000) and Section 14(e) of the Securities Exchange Act of 1934.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
         Scott D. Miller, Esq.
         Sullivan & Cromwell LLP